SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 22, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

At the 2011 Annual General Meeting of the shareholders of R.V.B. Holdings Ltd. ("RVB"), held on August 22, 2011, all proposals were approved by RVB's shareholders. For more information on the proposals voted at the 2011 Annual General Meeting, see RVB’s proxy statement dated July 20, 2011 and furnished to the United States Securities and Exchange Commission on Form 6-K on July 20, 2011 (the "Proxy Statement").

As described in the Proxy Statement, the shareholder's approval was one of the conditions precedent for the closing of the Share Purchase Agreement dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V., and E.E.R. Environmental Energy Resources (Israel) Ltd. (the "EER Transaction"). The closing of the EER Transaction remains subject to the satisfaction of the remaining conditions specified by the Share Purchase Agreement.

As previously reported by RVB on August 19, 2011, on or about September 12, 2011, subject to, and conditioned upon, the closing of the EER Transaction, RVB will pay a cash dividend to its shareholders as of record as of the close of business on August 30, 2011, a cash dividend (the "Dividend").

The Dividend is in the aggregate amount of US$10,000,000 (approximately US$0.0848 per ordinary share of RVB based on 117,860,535 ordinary shares of RVB outstanding as of the date hereof, excluding 1,040,000 dormant shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

Date: August 22, 2011